LPL Enterprise, LLC

(SEC I.D. No. 8-26037)

Financial Statements and Supplemental Schedules as of and for the year ended December 31, 2023, and Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: November 30, 2026 Estimated average burden hours per response . . .12.00

ANNUAL REPORT
Form X-17A-5
PART III

SEC FILE NUMBER

8-26037

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** (MM/DD/YY) AND ENDING **12/31/23** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LPL Enterprise, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

1055 LPL Way
(No. and Street)

Fort Mill	**SC**	**29715**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Malfitano	**216-820-4959**	**steven.malfitano@lplfinancial.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Evans Mehlhorn & Miller PC
(Name -- if individual, state last, first, middle name)

1195 Washington Pike, Suite 350	**Bridgeville**	**PA**	**15017**
(Address)	City	State	Zip Code

10/20/2009	**3879**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Kirby Horan, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of LPL Enterprise, LLC (the "Company") as of and for the year ended December 31, 2023, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Executive Officer
Title

Notary Public

SHELICE C HUGHES COM. EXP. NOTARY PUBLIC 09-29-2026 SOUTH CAROLINA

This filing** contains (check all applicable boxes):

(x)	(a)	Statement of financial condition.
( )	(b)	Notes to consolidated statement of financial condition.
(x)	(c)	Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
(x)	(d)	Statement of cash flows.
(x)	(e)	Statement of changes in stockholders' or partners' or sole proprietor's equity.
( )	(f)	Statement of changes in liabilities subordinated to claims of creditors.
(x)	(g)	Notes to consolidated financial statements.
(x)	(h)	Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
( )	(i)	Computation of tangible net worth under 17 CFR 240.18a-2.
( )	(j)	Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
( )	(k)	Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
( )	(l)	Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
( )	(m)	Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
( )	(n)	Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
(x)	(o)	Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
( )	(p)	Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
(x)	(q)	Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
( )	(r)	Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (Filed Separately)
(x)	(s)	Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
( )	(t)	Independent public accountant's report based on an examination of the statement of financial condition.
(x)	(u)	Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
( )	(v)	Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (Filed Separately)
(x)	(w)	Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( )	(x)	Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
( )	(y)	Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
( )	(z)	Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017

Tel 412-257-2882
Fax 412-257-2888

www.emmcpas.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
LPL Enterprise, LLC
Fort Mill, South Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LPL Enterprise, LLC (a Delaware limited liability company) as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of LPL Enterprise, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LPL Enterprise, LLC's management. Our responsibility is to express an opinion on LPL Enterprise, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LPL Enterprise, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computations of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of LPL Enterprise, LLC's financial statements. The supplemental information is the responsibility of LPL Enterprise, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

EVANS MEHLHORN & MILLER PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

We have served as LPL Enterprise, LLC's (formerly Harvest Financial Corporation) auditor since 1994.

Bridgeville, Pennsylvania

February 26, 2024

LPL ENTERPRISE, LLC
Statement of Income
Year Ended December 31, 2023

REVENUE		
Commission	$	367,435
Advisory		152,667
Interest income		5,974
Other		41,024
Total revenue		567,100
EXPENSE		
Advisory and commission		375,394
Compensation and benefits		98,876
Insurance		41,353
Occupancy and equipment		37,334
Licensing		27,533
Professional services		20,676
Other		24,970
Total expense		626,136
NET LOSS	$	(59,036)

See notes to financial statements.

LPL ENTERPRISE, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and equivalents	$	288,062
Deposits with clearing organization		33,586
Total assets	$	321,648

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Due to affiliates	$	13,636
Total liabilities		13,636
Commitments and contingencies (Note 4)		
MEMBER'S EQUITY		308,012
Total liabilities and member's equity	$	321,648

See notes to financial statements.

LPL ENTERPRISE, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2023

Balance — December 31, 2022	$	117,048
Net loss		(59,036)
Contributions		250,000
Balance — December 31, 2023	$	308,012

See notes to financial statements.

LPL ENTERPRISE, LLC
Statement of Cash Flows
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(59,036)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		1,445
Other		1,738
Changes in operating assets and liabilities:		
Deposits with clearing organization		(8,568)
Receivable from clearing organization		48,125
Receivable from brokers and dealers		3,648
Prepaid expenses		38,924
Computer and office equipment		3,337
Commissions payable		(52,342)
Accrued expenses		(19,500)
Due to affiliates		13,636
Net cash used by operating activities		(28,593)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		250,000
Net cash provided by financing activities		250,000
NET INCREASE IN CASH AND EQUIVALENTS		221,407
CASH AND EQUIVALENTS — Beginning of year		66,655
CASH AND EQUIVALENTS — End of year	$	288,062

See notes to financial statements.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

On March 22, 2023, LPL Capital Partners, Inc. ("LPL Capital Partners"), a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is itself a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH" or the "Parent"), a Delaware holding corporation, acquired all of the equity interests of Harvest Financial Corporation ("Harvest")("the Acquisition") in order to expand addressable markets and increase operational capacity in future periods.

The acquisition was accounted for as a business combination by LPL Capital Partners; however, pushdown accounting was not applied to Harvest. Subsequent to this acquisition, LPL Capital Partners distributed the net assets of Harvest to LPLH, making it a wholly owned subsidiary of LPLH, re-domiciled Harvest from Pennsylvania to Delaware, and converted Harvest from a corporation to a limited liability company. The resulting entity is LPL Enterprise, LLC ("LPL Enterprise" or the "Company"). LPL Financial LLC ("LPL Financial") is an affiliated clearing broker-dealer, which is also a wholly owned subsidiary of LPLFH.

LPL Enterprise is a non-carrying broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides its clients with discretionary account management services and investment advisory services on either a discretionary or non-discretionary basis in the United States. The Company has primary offices in Fort Mill, South Carolina and San Diego, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, accruals for liabilities, revenue and expense accruals and other matters that affect the financial statements and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the financial statements.

Fully Disclosed Basis

Prior to the Acquisition, the Company was associated with RBC Correspondent Services ("RBC"), a division of RBC Capital Markets, LLC, a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of securities transactions effected by the Company. This clearing relationship ended concurrent with the Acquisition, and subsequently, the Company is associated with LPL Financial, an affiliated clearing broker-dealer registered with the SEC pursuant to the Exchange Act, an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 and a member of FINRA. LPL Financial is also registered as an introducing broker-dealer with the Commodity Futures Trading Commission and a member of the National Futures Association. At December 31, 2023, the Company maintains clearing deposits of $33,586 with RBC which are reflected in deposits with clearing organization on the statement of financial condition.

Revenue Recognition

Revenue is recognized when control of the promised service is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. For additional information, see Note 3 - *Revenue*.

Occupancy and Equipment

Occupancy and equipment expense includes operating lease costs of $21,417 related to lease expense recognized prior to the Acquisition as well as other expenses related to maintenance, equipment, and office supplies. The related lease was not included in the Acquisition.

Income Taxes

Prior to the Acquisition, Harvest filed federal returns and state returns in Pennsylvania. The tax years of 2020 to 2023 remain open to examination for both federal and state jurisdictions. Accounting Standards Update ("ASU") 2019-12 specifies that an entity is not required to allocate income tax provision to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. LPLH has not elected to allocate income tax provision to the Company subject to the Acquisition.

Cash and Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and equivalents are composed of non-interest-bearing deposits.

Commitments and Contingencies

The Company recognizes a liability for loss contingencies when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range.

The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated. See Note 4 - *Commitments and Contingencies* for further details.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2023, the Company did not have any financial assets or liabilities measured at fair value on a recurring basis. The fair value of cash (Level 1 measurement), receivables (Level 1 measurement) and payables (Level 2 measurement) approximate their carrying values.

Recently Issued or Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* to improve the disclosures about reportable segments and include more detailed information about a reportable segment's expenses. This ASU also requires that a public entity with a single reportable segment provide all of the disclosures required as part of the amendments and all existing disclosures required by Topic 280. The ASU should be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023. Early adoption is

permitted. The Company is currently evaluating the impact on the related disclosures; however, does not expect this update to have an impact on its financial condition or results of operations.

There were no new accounting pronouncements adopted during the year ended December 31, 2023 that materially impacted the Company's financial statements and related disclosures.

NOTE 3 - REVENUE

Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenue is analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenue on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The vast majority of the Company's revenue relates to activities of Harvest prior to the Acquisition which are outlined below.

Commission

The Company earns brokerage commission when it buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company earns distributions fees when it enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund, or in a combination of ways. The Company believes that the performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside of the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The following table presents total commission revenue disaggregated by product category for the year ended December 31, 2023:

Commission revenue		
Brokerage commissions	$	194,961
Distributions fees		172,474
Total commission revenue	$	367,435

Advisory

Prior to the Acquisition, the Company provided investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Interest Income

The Company earns interest income primarily from deposits that it holds with a clearing organization.

Other Revenue

The Company's other revenue primarily includes activity that is not derived from contracts with customers including interest participation with a clearing organization.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

The Company is subject to extensive regulation and supervision by U.S. federal and state agencies and various self-regulatory organizations. The Company periodically engages with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which may in the future include fines or other remediation. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statements, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include: the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; or the potential opportunities for settlement and the status of any settlement discussions. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

Insurance

The Company maintains insurance coverage for certain potential legal proceedings and regulatory matters through third-party insurance companies and a related party captive insurance subsidiary of the Parent. The estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has related party transactions with LPL Financial, an affiliated clearing broker-dealer. At December 31, 2023, these transactions included $13,636 of amounts due to LPL Financial which are reflected in due to affiliates on the statement of financial condition and primarily relate to reimbursements for FINRA charges that LPL Financial paid on the Company's behalf.

NOTE 6 - NET CAPITAL AND REGULATORY REQUIREMENTS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of non-compliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from Rule 15c3-3 of the Exchange Act and for other business activities contemplated by footnote 74 of SEC Release No. 34-70073 as a limited business, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under Rule 15c3-3 of the Exchange Act have not been included in these financial statements: Schedule (j) - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Schedule (m) - Information Relating to Possession or Control Requirements Under Rule 15c3-3.

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the maintenance of a ratio of aggregate indebtedness to net capital, both as defined, that is not to exceed 15 to 1. The net capital rules also provide that the Company's capital may not be withdrawn if the resulting net capital would be less than the minimum requirements or result in a ratio of aggregate indebtedness to net capital that would exceed 10 to 1. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

The Company is a non-carrying broker-dealer and, as of December 31, 2023, has met all capital adequacy requirements to which it is subject.

	December 31, 2023
Net capital	$ 274,426
Less: required net capital	5,000
Excess net capital	$ 269,426

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits, as they did at December 31, 2023.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statements were issued and has determined there were no subsequent events required to be recognized or disclosed.

******

SUPPLEMENTAL SCHEDULES

LPL ENTERPRISE, LLC
Computations of Net Capital and Aggregate Indebtedness
AS OF DECEMBER 31, 2023

Total capital and allowable credits — total member's equity from statement of financial condition	$	308,012
Deductions and charges:		
Nonallowable assets included in the following statement of financial condition accounts:		
Deposits with clearing organization		33,586
Total nonallowable assets		33,586
Net Capital		274,426
Net capital requirements		5,000
Net Capital in Excess of Minimum Requirements	$	269,426
Aggregate Indebtedness	$	13,636
Ratio of Aggregate Indebtedness to Net Capital		0.05

Pursuant to Rule 17a-5(d)(4), there is no material difference between the above computation and that reported by the Company in the Part IIA (Unaudited) FOCUS report as of December 31, 2023, as filed on January 25, 2024.



LPL Enterprise

1055 LPL Way
Fort Mill, SC 29715
(800) 877-7210

LPL Enterprise, LLC's Exemption Report

LPL Enterprise, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) With regard to the Company's dealer management business activities for transactions cleared on a fully disclosed basis with a clearing firm, the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k): (2)(ii).
2) With regard to the Company's other business activities for transactions not cleared through its clearing firm business activities, the Company is filing an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 because it (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4: (2) did not carry accounts of or for customers; and (3) did not carry proprietary account of broker-dealers (as defined in Rule 15c3-3).
3) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) and the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year ended December 31, 2023 without exception.

LPL Enterprise, LLC

I, Kirby Horan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kirby Horan
President and Chief Executive Officer

February 26, 2024


Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017

Tel 412-257-2882
Fax 412-257-2888

www.emmcpas.com

**Exemption Review Report of Independent
Registered Public Accounting Firm**

Board of Directors and Member
LPL Enterprise, LLC
Fort Mill, South Carolina

We have reviewed management's statements, included in the accompanying LPL Enterprise, LLC's Exemption Report, in which (1) LPL Enterprise, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which LPL Enterprise, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) - (exemption provisions) and (2) LPL Enterprise, LLC stated that LPL Enterprise, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LPL Enterprise, LLC's management is responsible for compliance with the exemption provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240-17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LPL Enterprise, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

EVANS MEHLHORN + MILLER PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 26, 2024